AEM SPA

RECEIVED

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/302/2006/MAN/as

[redacted]

BY (

06018190

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

October 30, 2006

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM SPA

acsm como

press release

internet site: www.acsm.it

COMO, 30 October – The transaction transferring AEM's controlling share in Serenissima Gas S.p.A. to ACSM was stipulated today, and t e parties also signed a sales contract in which AEM sold a holding representing 71.44% of the share capital of Serenissima Energia S.r.l. to ACSM.

This transfer of 742,961 Serenissima Gas S.p.A. shares (representing 71.44% of the capital) means that the increase in capital deliberated by ACSM and reserved to AEM on 5 August 2006 is now fully subscribed, and as a result 9.374.125 new ordinary ACSM shares will be issued to AEM, at a price of 2.43 each. T e holding representing 41.109% of the share capital of Mestni Plinovodi d.o.o. is due to be transferred from AEM to ACSM by 10 January 2007.

This transaction – announced to the market on 6 March 2006, when the Memorandum of Understanding was signed by t e two companies – thus determines the entrance of the Milan company which owns 20% of ACSM with the recognised rank of strategic partner.

In fact, on the same date, AEM and the Comune of Como (Como Local Authority), the major shareholder in ACSM, signed a voting trust that disciplines several aspects of the corporate governance of ACSM.

On 25 October 2006 CONSOB approved the publication of the prospectus for the 9,374,125 ordinary s ares mentioned above to be listed on the MTA (the Milan Stock Exchange). Consob's approval of publication is subject to the inclusion of several items of information in the prospectus: the date of the transfer, the date the controls envisaged in article 2343, subsection 3 were formalised, and the date the voting trust between AEM and t e Comune of Como was stipulated and its extract. The prospectus will be published as provided by the law once the controls envisaged in art. 2343 subsection 3 of the Italian Civil Code have been successfully completed by ACSM.

The newly issued ACSM shares may not be traded until the formalities specified in article 2343, subsection 3 of the Italian Civil Code have been completed. Moreover, these shares may be negotiated from t e date of publication of t e Prospectus.

As an effect of the transfer indicated above, the modifications to the articles of association of ACSM deliberated by the extraordinary shareholders' meeting held on 5 August 2006 (articles 5, 6, 9, 10, 11, 16, 18, 19, 21, 25 and 26), and the new article introduced (7 bis) become effective.

For further information:
Investor Relations Aem S.p.A.
tel. (39) 027720.3879
ir@aem.it